Exhibit 19.1

AECOM Global Insider Trading Policy	L1-006-PL1

1.	Background and Purpose

AECOM (“together with its subsidiaries, the “Company”) has adopted this Insider Trading Policy for our directors, officers, employees and for certain consultants with respect to the trading of AECOM’s securities, as well as the securities of publicly-traded companies with whom we have a business relationship.

U.S. Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company, not generally known or available to the public. These laws also prohibit persons who are aware of such material non-public information from disclosing this information to others who may trade based on that information. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

This policy is designed to prevent insider trading or allegations of insider trading, and to protect our reputation for integrity and ethical conduct. All officers, directors and employees of the Company are obligated to understand and comply with this policy.

You may send any questions you have regarding this policy to the following secure e-mail address:

tradingcompliance@aecom.com.

2.	Penalties for Noncompliance

a. Civil and Criminal Penalties:

Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained, or loss avoided.

b. Controlling Person Liability:

If AECOM fails to take appropriate steps to prevent illegal insider trading, AECOM may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to AECOM’s directors, officers, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

c. Company Sanctions:

Failure to comply with this policy may also subject you to Company-imposed sanctions, including termination of employment whether or not your failure to comply with this policy results in a violation of law.

3.	Scope
a.

Persons Covered: This policy applies to all Company directors, officers, employees, and consultants, as well as members of such persons’ immediate families and households and entities (such as trusts, partnerships, and corporations) over which they have control or influence. You are responsible for making sure the purchase or sale of any security covered by this policy by any such person complies with this policy.

b.

Companies Covered: The prohibition on insider trading in this policy is not limited to trading AECOM securities. It includes trading in the securities of other firms, such as customers or suppliers of AECOM and those with which AECOM may be negotiating major transactions, such as an acquisition, investment, or sale. Information that is not material to AECOM may nevertheless be material to one of those other firms.

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c.

Transactions Covered: This policy relates not only to the purchase and sale of the Company’s common stock, but also to publicly traded equity or debt securities (debentures, bonds, and notes) that the Company or any of its subsidiaries may issue, as well as derivative securities such as put and call options. Trading also includes certain transactions under AECOM benefit plans, as described further below.

i.

No Trading on Inside Information: Persons covered by this policy may not buy, sell, or otherwise transact in Company securities while aware of material nonpublic information concerning the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company or its securities which you obtained in the course of your employment with AECOM.

ii.

No Tipping: You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not personally trade.

iii.	No Short Sales: You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
iv.

Stock Option Exercise: This policy’s trading restrictions generally do not apply to the exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

v.

Employee Stock Purchase Plans (ESPP): This policy’s trading restrictions do not apply to purchases of AECOM stock in the employee stock purchase plan resulting from your periodic payroll contributions to the plan under an election you made at the time of enrollment in the plan. The trading restrictions do apply to your sales of AECOM stock purchased under the plan.

vi.	401(k) Plan (for U.S. only): This policy’s insider trading restrictions do not apply to the following 401(k) Plan elections, enrollments and contributions:
1.	Any increase or decrease in the percentage or amount of your 401(k) contribution, deducted from payroll that is allocated to any investment account other than the AECOM Company Stock Fund.
2.	Any transfer of an existing investment account balance or rollover into or out of any investment account other than the AECOM Company Stock Fund; and
3.	Automatic purchases of AECOM stock resulting from the contribution of money to the 401(k) Plan pursuant to a participant’s payroll deduction election (i.e., current payment deferrals).

The insider trading restrictions do apply, however, to the following 401(k) Plan elections, enrollments, and contributions, which should not occur during a quarterly blackout period:

4.	Any increase or decrease in the percentage or amount of your 401(k) contribution, deducted from payroll, which is allocated to the AECOM Company Stock Fund.
5.	Any transfer of an existing investment account balance or rollover into or out of the AECOM Company Stock Fund.
6.	Any borrowing against your 401(k) Plan account if the loan or withdrawal will result in a liquidation of some or all of your AECOM Company Stock Fund balance; and
7.	Any pre-payment of a loan if the pre-payment will result in the allocation of loan proceeds to the AECOM Company Stock Fund.

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4.	Definition of Material Nonpublic Information

Inside information has two important elements—materiality and public availability:

a.

Material Information: Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security, or if the information could reasonably be expected to affect the market price of the security. Common examples of material information may include (but are not limited to) information about:

i.	Projections of future earnings or losses or other earnings guidance.
ii.	Earnings that are inconsistent with the consensus expectations of the investment community.
iii.	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
iv.	A change in management or control.
v.	Important business developments, such as developments regarding strategic collaborations.
vi.	Major events regarding AECOM’s securities, including the declaration of a stock split or the offering of additional securities.
vii.	Severe financial liquidity problems, including bankruptcies, or defaults on borrowings.
viii.	Cybersecurity or data security incidents.
ix.	Actual or threatened major litigation or regulatory actions, or the resolution of such litigation or regulatory action; and
x.	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

b.

Nonpublic Information: Nonpublic information is information not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full trading day after the information is released.

For example, if AECOM announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell AECOM securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if AECOM announces earnings after trading begins on that Tuesday, the first time you can buy or sell AECOM securities is the opening of the market on Friday (assuming you are not aware of other material nonpublic information at that time).

5.	Additional Guidance and Prohibited Transactions

AECOM considers it improper and inappropriate for those employed by or associated with AECOM to engage in short- term or speculative transactions in AECOM securities or in other transactions in AECOM’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in AECOM securities is subject to the following additional guidance.

a.

Blackout and Pre-clearance Procedures: To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, AECOM has adopted an Addendum to Insider Trading Policy that applies to directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934, and certain designated employees and consultants of AECOM and its

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subsidiaries who have access to material nonpublic information about AECOM. The Office of Chief Legal Officer will notify you if you are subject to the addendum.

The addendum generally prohibits persons covered by it from trading in AECOM’s securities during quarterly blackout periods (beginning 15 days before the end of a quarter and ending after the second full business day following the release of AECOM’s earnings for that quarter) and during certain event-specified blackouts. Directors and executive officers also must pre-clear all transactions in AECOM’s securities, as set forth in the addendum.

b.

Standing Orders: Standing orders should be used only for a limited time and should otherwise comply with the Blackout and Pre-Clearance Procedures set forth in the Addendum. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

c.

Margin Accounts and Pledges: You are prohibited from holding AECOM securities in a margin account or pledging AECOM securities as collateral for a loan, because a margin sale or foreclosure sale on a loan may occur at a time when you are aware of material nonpublic information. An exception to this prohibition may be granted where you wish to pledge AECOM securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge AECOM securities as collateral for a loan, you must submit a request for approval to the Chief Legal Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

d.

Partnership Distributions: Nothing in this policy is intended to limit the ability of an investment fund, venture capital partnership or other similar entity with which an individual is affiliated to distribute Company securities to its partners, members, or other similar persons. It is the responsibility of each affected individual and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances, and applicable securities laws.

6.	Post Termination Transactions

This policy continues to apply to your transactions in AECOM securities even after you have terminated employment or other services to AECOM or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in AECOM securities until that information has become public or is no longer material.

7.	Unauthorized Disclosure
a.

Maintaining the confidentiality of AECOM information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about AECOM or its business plans in connection with your employment as confidential and proprietary to AECOM. Inadvertent disclosure of confidential or inside information may expose AECOM and you to significant risk of investigation and litigation.

b.

The timing and nature of AECOM’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, AECOM and its management. Accordingly, it is important that responses to inquiries about AECOM by the press, investment analysts or others in the financial community be made on AECOM’s behalf only through authorized individuals.

c.	Please consult the External Communications Policy – AECOM Global for more details regarding AECOM’s policy on speaking to the media, financial analysts and investors.
8.	Personal Responsibility

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, AECOM may take disciplinary action, including dismissal for cause.

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9.	Company Assistance

Your compliance with this policy is of the utmost importance both for you and for AECOM. If you have any questions about this policy or its application to any proposed transaction, you may send questions to the following secure e-mail address: tradingcompliance@aecom.com. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

10.	References
a.	External Communications Policy – AECOM Global C1-001-PL1
b.	U.S. Securities and Exchange Act of 1934 – Section 16
11.	Records
a.	Insider Trading Acknowledgement – AECOM Global L1-006-FM1
12.	Appendices
a.	Appendix 1 – Addendum to Insider Trading Policy – AECOM Global
13.	Change Log

Rev #	Change Date	Description of Change	Location of Change
0	04-April-2018	Initial Release as L1-006-PL1
1	27-Feb - 2023	Updates to Incorporate New SEC Rules	ALL

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Appendix 1AECOM Insider Trading Policy - Addendum

a.	Addendum to Insider Trading Policy – Pre-Clearance and Blackout Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company has adopted this Addendum to Insider Trading Policy. This addendum applies to directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16”) and certain designated employees and consultants of the Company and its subsidiaries (“covered persons”) who have access to material nonpublic information about the Company. The list of covered persons subject to this addendum is on file with AECOM’s Office of Chief Legal Officer. The Company may from time to time designate other individuals who are subject to this addendum or remove individuals upon the resignation or change of status of any individual.

This addendum is in addition to and supplements the Company’s Insider Trading Policy.

Directors and executive officers are also subject to additional procedures designed to address the two-business day Form 4 filing requirement under Section 16, as described below.

b.	Pre-clearance Procedures (Directors and Executive Officers only)

The Company’s directors and executive officers are covered by the following pre-clearance procedures:

Directors and executive officers, together with their family members and other members of their household, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre- clearance of the transaction from the Chief Legal Officer or his or her designee (each, a “compliance officer”). A request for pre-clearance should be submitted to a compliance officer at least two business days in advance of the proposed transaction. The compliance officers are under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. If a compliance officer is subject to pre-clearance, then he or she may not trade in Company securities unless the Chief Financial Officer or Chief Executive Officer has approved the trade(s) in accordance with the procedures set forth in this addendum.

c.	Blackout Procedures

All directors, executive officers and covered persons are subject to the following blackout procedures. Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

i.

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading based on material nonpublic information, you may not trade in the Company’s securities during the period beginning 15 days prior to the end of the quarter and ending after the second full business day following the release of the Company’s earnings for that quarter.

ii.

Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be “blacked out” while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, the Office of Chief Legal Officer may require that officers, directors, and other designated employees may not trade in the Company’s securities because of material developments that have not yet been disclosed to the public. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Chief Legal Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

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Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

iii.

Hardship Exceptions. A covered person who is subject to a quarterly earnings blackout period and who has a personal or financial hardship and in need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted by the Chief Legal Officer only (or, with respect to the Chief Legal Officer, the Chief Executive Officer) and must be requested at least two business days in advance of the proposed trade. Under no circumstance will a hardship exception be granted during an event-specific blackout period, and the Chief Legal Officer, or his or her designee, may approve or disapprove of the request consistent with the principles of this policy as interpreted by them.

iv.	Additional Exceptions. The blackout prohibitions do not apply to:
1.	purchases of the Company’s securities from the Company, or sales of the Company’s securities to the Company;
2.

exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards, in each case, that do not involve a market sale of the Company’s securities (the “cashless exercise” of a Company stock option or other equity award through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception);

3.

bona fide gifts of the Company’s securities, unless the individual making the gift knows, or is reckless in not knowing, the recipient intends to sell the securities while the donor is in possession of material nonpublic information about the Company; and

4.	purchases or sales of the Company’s securities made pursuant to a plan adopted to comply with the Exchange Act Rule 10b5-1 (“Rule 10b5-1”), as described in Section d. below.
d.	Exception for Approved 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. Trades by covered persons in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 trading plan may occur during blackout periods, subject to the requirements outlined below.

i.	10b5-1 Plan Requirements
1.

Any 10b5-1 plan must be entered into in good faith at a time when you are not aware of material nonpublic information and not otherwise in a blackout period, and you must have acted in good faith with respect to the 10b5-1 plan.

2.

The plan must either specify (1) the amounts, prices, and dates of all transactions under the 10b5-1 plan or (2) provide a written formula, algorithm, or computer program for determining the amount, pricing, and timing of transactions.

3.	Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are traded or the date of the trade.
ii.	Pre-Approval

The Company requires all 10b5-1 plans be approved in writing in advance by the Compliance Officer. 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted before the person adopting the plan is aware of material nonpublic information.

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iii.	“Cooling-Off Period”

The Rule 10b5-1 Plan must include a “Cooling-Off Period” after adoption of the plan before a transaction takes place:

1.

For directors, executive officers and other Section 16 reporting person, that extends the later of 90 days after adoption or modification of a trading plan or two business days after the filing of the Form 10-K or Form 10-Q covering the fiscal period in which the 10b5-1 plan was adopted, up to a maximum of 120 days; and

2.	Employees and any other persons, other than the Company, that extends 30 days after adoption or modification of a 10b5-1 plan.
iv.	Representations

For Section 16 reporting persons, the 10b5-1 plan must include a representation that the covered person is:

1.	Not aware of any material nonpublic information about the Company or its securities; and
2.	Adopting the plan in good faith and not as part of a plan or scheme to evade Rule 10b5-1.
v.	Limitation on Overlapping Plans

Individuals may not adopt more than one 10b5-1 plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by a compliance officer.

vi.	Plan Modifications and Terminations

An individual may only modify a 10b5-1 plan outside of a blackout period and, in any event, when the individual does not possess material nonpublic information. Modifications to and terminations of a 10b5-1 plan are subject to preapproval by a compliance officer and modifications that change amount, price or timing of the purchase or sale of the securities underlying a plan will trigger a new Cooling-Off Period as described above.

vii.	Public Disclosure of Plans

The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a 10b5-1 plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a 10b5-1 plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a 10b5-1 plan if the compliance officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

viii.	Personal Responsibility

Compliance of a 10b5-1 plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the 10b5-1 plan are the sole responsibility of the person initiating the 10b5-1 plan, and none of the Company, the compliance officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a 10b5-1 plan.

e.	Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars, equity swaps, exchange funds and forward sale contracts, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities, involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities. Therefore, you are prohibited from engaging in any hedging or monetization transactions involving Company securities.

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f.	Post-Termination Transactions

If you are aware of material nonpublic information when your employment or services terminate, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this addendum will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.

g.	Company Assistance

Your compliance with this addendum and the Company’s Insider Trading Policy is of the utmost importance both for you and for the Company. If you have any questions about this addendum, the Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from the compliance officers.

h.	Certification

All directors, officers and other employees and consultants subject to the procedures set forth in this addendum must certify their understanding of, and intent to comply with, the Company’s Insider Trading Policy and this addendum by completing and signing the Insider Trading Acknowledgment – AECOM Global.

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